Exhibit 99.2

Century House, 16 Par-La-Ville Road, Hamilton HM 08, Bermuda

NOTICE OF 2011 ANNUAL GENERAL MEETING OF SHAREHOLDERS

TO BE HELD ON MAY 17, 2011

TO OUR SHAREHOLDERS:

NOTICE IS HEREBY GIVEN that the 2011 Annual General Meeting of Shareholders of Textainer Group Holdings Limited, a Bermuda company (“we,” “our,” “us,” or the “Company”) will be held at Newstead Belmont Hills Golf Resort & Spa, 27 Harbour Road, Paget, Bermuda PG02, at 9:00 a.m. (local time) on Tuesday, May 17, 2011. The 2011 Annual General Meeting of Shareholders of the Company, including any postponement or adjournment(s) thereof (the “2011 Annual Meeting”) will be held for the following purposes:

1.	To approve the re-election of Messrs. Neil I. Jowell, Cecil Jowell and David M. Nurek as our Class III directors;

2.	To approve our annual audited financial statements for the fiscal year ended December 31, 2010, a copy of which is included in the enclosed 2010 Annual Report to Shareholders and will be laid before our shareholders at the 2011 Annual Meeting;

3.	To approve the re-appointment of KPMG LLP, an independent registered public accounting firm, to act as our independent auditors for the fiscal year ending December 31, 2011 and the authorization for our board of directors, acting through our audit committee to fix the remuneration of our independent auditors for the fiscal year ending December 31, 2011; and

4.	To transact such other business as may properly be brought before the 2011 Annual Meeting (including any postponement or adjournment(s) thereof).

The close of business on April 11, 2011 has been fixed as the record date for determining the shareholders of record entitled to notice of and to vote at the 2011 Annual Meeting (including any postponement or adjournment(s) thereof).

Whether or not you plan to attend the 2011 Annual Meeting, in order to ensure that your shares will be voted in accordance with your wishes and that the presence of a quorum at the 2011 Annual Meeting may be assured, please promptly complete, sign, date and promptly return the enclosed proxy card in the enclosed envelope. The proxy card must be properly dated, signed and returned in order to be counted. You can also submit your proxy to vote your shares via the Internet or by telephone as provided in the instructions set forth on the enclosed proxy card. Following submission of your signed proxy, you may revoke your signed proxy at any time before it is voted by: (i) delivering to the Secretary of the Company at c/o Textainer Equipment Management (U.S.) Limited, 650 California Street, 16th Floor, San Francisco, California 94108 U.S.A., a written statement revoking such proxy, (ii) executing and delivering a later-dated proxy, or (iii) voting in person at the 2011 Annual Meeting.

Important Notice Regarding the Availability of Proxy Materials for the 2011 Annual Meeting to be held on May 17, 2011. The Company’s proxy materials for the 2011 Annual Meeting, including this notice, the accompanying proxy statement and the accompanying form of proxy card, along with the Company’s 2010 Annual Report to Shareholders, are available at www.textainer.com.

By Order of the Board of Directors,

Ernest J. Furtado

First Vice President, Senior Vice President,

Chief Financial Officer and Secretary

Hamilton, Bermuda

April 19, 2011

PROXY STATEMENT

2011 ANNUAL GENERAL MEETING OF SHAREHOLDERS

TO BE HELD MAY 17, 2011

This Proxy Statement is being furnished in connection with the solicitation on behalf of the board of directors of Textainer Group Holdings Limited, a Bermuda company (“we,” “our,” “us,” or the “Company”) of proxies to be voted at the 2011 Annual General Meeting of Shareholders to be held at Newstead Belmont Hills Golf Resort & Spa, 27 Harbour Road, Paget, Bermuda PG02, at 9:00 a.m. (local time) on Tuesday, May 17, 2011, including any postponement or adjournment(s) thereof (the “2011 Annual Meeting”). The 2011 Annual Meeting will be held for the purposes set forth in the accompanying Notice of 2011 Annual General Meeting of Shareholders and as more specifically described in this Proxy Statement. This Proxy Statement, the accompanying Notice of 2011 Annual General Meeting of Shareholders, the accompanying form of proxy card and our 2010 Annual Report to Shareholders are being first mailed to shareholders on or about April 19, 2011. These proxy materials are also available for viewing at www.textainer.com.

The close of business on April 11, 2011 has been fixed as the record date for determining the shareholders of record (“Shareholders”) of our common shares, $0.01 par value per share (“Common Shares”) entitled to notice of and to vote at the 2011 Annual Meeting (including any postponement or adjournment(s) thereof). As of April 1, 2011, there were 48,865,154 Common Shares issued and outstanding. Common Shares are our only class of equity securities issued and outstanding and entitled to vote at the 2011 Annual Meeting. Each Shareholder is entitled to one vote on each matter to be voted upon by the Shareholders at the 2011 Annual Meeting for each Common Share held by such Shareholder.

At the 2011 Annual Meeting, two or more persons present in person at the start of the 2011 Annual Meeting and representing in person or by proxy in excess of 50% of the total issued voting shares in the Company shall form a quorum for the transaction of business at the 2011 Annual Meeting.

At the 2011 Annual Meeting, Shareholders will receive the report of KPMG LLP, our independent auditors, and may be asked to consider and take action with respect to such other matters as may properly come before the 2011 Annual Meeting.

Adoption of each proposal set forth in the accompanying Notice of 2011 Annual General Meeting of Shareholders and as more specifically described in this Proxy Statement requires the affirmative vote of a majority of the votes cast at the 2011 Annual Meeting.

In this Proxy Statement, unless otherwise specified, all monetary amounts are in U.S. dollars.

SOLICITATION AND REVOCATION

PROXY CARDS IN THE FORM ENCLOSED WITH THIS PROXY STATEMENT ARE BEING SOLICITED ON BEHALF OF OUR BOARD OF DIRECTORS. OUR BOARD OF DIRECTORS HAS DESIGNATED THE PERSON(S) NAMED IN THE ACCOMPANYING FORM OF PROXY CARD AS A PROXY. Each such person designated as a proxy serves as a director and/or executive officer of the Company.

Each Common Share represented by a properly executed proxy that is returned and not revoked will be voted in accordance with the instructions, if any, given thereon and in accordance with the proxyholder’s best judgment as to any other business as may properly come before the 2011 Annual Meeting. If no instructions are provided in a properly executed proxy, it will be voted FOR the approval of the re-election of each of the nominees identified in this Proxy Statement as a Class III director of the Company (Proposal One), and FOR the approval of each of Proposals Two and Three. Any Shareholder who executes a proxy may revoke it at any time before it is voted by: (i) delivering to the Secretary of the Company at c/o Textainer Equipment Management (U.S.) Limited, 650 California Street, 16th Floor, San Francisco, California 94108 U.S.A., a written statement revoking such proxy, (ii) executing and delivering a later-dated proxy, or (iii) voting in person at the 2011 Annual Meeting. Attendance at the 2011 Annual Meeting by a Shareholder who has executed and delivered a proxy to us shall not in and of itself constitute a revocation of such proxy. For Common Shares held in “street name” by a broker, bank or other nominee, new voting instructions must be delivered to the broker, bank or nominee prior to the 2011 Annual Meeting.

If within half an hour from the time appointed for the 2011 Annual Meeting a quorum is not present, then the 2011 Annual Meeting shall stand adjourned to the same day one week later, at the same time and place or to such other day, time or place as the Secretary of the Company may determine. Unless the 2011 Annual Meeting is adjourned to a specific date, place and time announced at the 2011 Annual Meeting being adjourned, fresh notice of the date, place and time for the resumption of the adjourned 2011 Annual Meeting shall be given to each Shareholder entitled to attend and vote thereat in accordance with the Company’s bye-laws as currently in effect.

We will bear the cost of solicitation of proxies. We have not engaged a proxy solicitation agent. Solicitation may be made by our directors, officers and employees personally, by telephone, Internet or otherwise, but such persons will not be specifically compensated for such services. We may also make, through bankers, brokers or other persons, a solicitation of proxies of beneficial holders of Common Shares. Upon request, we will reimburse brokers, dealers, banks or similar entities acting as nominees for reasonable expenses incurred in forwarding copies of the proxy materials relating to the 2011 Annual Meeting to the beneficial owners of Common Shares which such persons hold of record.

TABLE OF CONTENTS

Page

BENEFICIAL OWNERSHIP OF COMMON SHARES BY MAJOR SHAREHOLDERS AND MANAGEMENT	4

PROPOSAL ONE—APPROVAL OF THE RE-ELECTION OF OUR CLASS III DIRECTORS	7

Directors and Senior Management	7

Board Practices	11

Director and Senior Management Compensation	12

Vote Required	12

PROPOSAL TWO—APPROVAL OF ANNUAL AUDITED FINANCIAL STATEMENTS FOR THE FISCAL YEAR ENDED DECEMBER 31, 2010	13

Vote Required	13

PROPOSAL THREE—APPROVAL OF THE RE-APPOINTMENT OF KPMG LLP TO ACT AS OUR INDEPENDENT AUDITORS FOR THE FISCAL YEAR ENDING DECEMBER 31, 2011 AND THE AUTHORIZATION FOR OUR BOARD OF DIRECTORS, ACTING THROUGH OUR AUDIT COMMITTEE, TO FIX THE REMUNERATION OF OUR INDEPENDENT AUDITORS FOR THE FISCAL YEAR ENDING DECEMBER 31, 2011	14

Independent Auditors Fees and Services	14

Vote Required	14

OTHER MATTERS	15

BENEFICIAL OWNERSHIP OF COMMON SHARES

BY MAJOR SHAREHOLDERS AND MANAGEMENT

The following table presents information regarding the beneficial ownership of our Common Shares as of April 1, 2011 by:

•	each person or entity that we know beneficially owns more than 5% of our issued and outstanding Common Shares;

•	each director, director nominee and executive officer; and

•	all of our directors, director nominees and executive officers as a group.

For the purposes of the following table, beneficial ownership of our Common Shares is determined in accordance with the rules of the United States Securities and Exchange Commission (the “SEC”) and generally includes any Common Shares over which a person exercises sole or shared voting or investment power. The percentage of beneficial ownership of our Common Shares is based on 48,865,154 Common Shares issued and outstanding on April 1, 2011. We do not believe that we are directly or indirectly owned or controlled by any foreign government. The voting rights of our Common Shares held by major shareholders are the same as the voting rights of Common Shares held by all other shareholders. We are unaware of any arrangement that might result in a change of control of the Company.

	Number of Common Shares Beneficially Owned
Holders	Shares (1)	% (2)
5% Shareholders
Halco Holdings Inc. (3)	29,778,802	60.9%
Trencor Limited (3)	29,778,802	60.9%

Executive Officers and Directors
Dudley R. Cottingham (4)	3,694	*
James E. Hoelter (5)	30,852,642	63.1%
Cecil Jowell (6)	30,376,452	62.2%
Neil I. Jowell (7)	30,439,433	62.3%
Isam K. Kabbani (8)	1,955,533	4.0%
John A. Maccarone (9)	2,093,898	4.3%
James E. McQueen (10)	29,779,496	60.9%
David M. Nurek (11)	29,779,496	60.9%
James A. C. Owens (4)	694	*
Hyman Shwiel (4)	694	*
Hendrik R. van der Merwe (12)	29,779,496	60.9%
Ernest J. Furtado (13)	217,879	*
Philip K. Brewer (14)	307,257	*
Robert D. Pederson (15)	201,093	*
Current directors and executive officers (14 persons) as a group	36,893,747	75.5%

*	Less than 1%.

(1)	Beneficial ownership by a person assumes the exercise of all share options, warrants and rights held by such person.

(2)	Percentage ownership is based on 48,865,154 shares outstanding as of April 1, 2011.

(3)

Includes 29,778,802 shares held by Halco Holdings Inc. (“Halco”). Halco is wholly owned by Halco Trust, a discretionary trust with an independent trustee. Trencor and certain of Trencor’s subsidiaries are the sole discretionary beneficiaries of Halco Trust. The protectors of the trust are Mr. Neil Jowell, the chairman of both our board of directors and the board of directors of Trencor, Mr. Cecil Jowell, Mr. McQueen and Mr. Nurek, all members of our board of directors and the board of directors of Trencor and Mr. Edwin Oblowitz, a member of the board of directors of Trencor.

(4)	Includes 694 restricted share units granted on January 3, 2011 under the 2007 Share Incentive Plan ( the “2007 Plan”).

(5)	Includes 29,778,802 shares held by Halco, 101,244 shares held by the James E. Hoelter & Virginia S. Hoelter Trust, 552,656 shares held by the JEH-VSH Limited Partnership #1, and 419,246 shares held by the JEH-VSH Limited Partnership #2. The general partners of each of the partnerships are James and Virginia Hoelter. Mr. Hoelter is one of our directors and a member of the board of directors of Trencor. Mr. Hoelter disclaims beneficial ownership, except to the extent of his pecuniary interest therein, if any, of the shares held by Halco. Also includes 694 restricted share units granted on January 3, 2011 under the 2007 Plan.

(6)	Includes 29,778,802 shares held by Halco and 596,956 shares held by EA Finance, a company owned by a trust in which members of Mr. Cecil Jowell’s family are discretionary beneficiaries. Mr. Cecil Jowell is one of our directors, a director of Halco, a protector of the Halco Trust and a member of the board of directors of Trencor. In addition, Mr. Cecil Jowell has a significant ownership interest in Trencor both directly and indirectly. Mr. Cecil Jowell disclaims beneficial ownership, except to the extent of his pecuniary interest therein, if any, of the shares held by EA Finance and Halco. Also includes 694 restricted share units granted on January 3, 2011 under the 2007 Plan.

(7)	Includes 29,778,802 shares held by Halco and 596,956 shares held by EA Finance, a company owned by a trust in which members of Mr. Neil Jowell’s family are discretionary beneficiaries. Mr. Neil Jowell is one of our directors, a protector of the Halco Trust and a member of the board of directors of Trencor. In addition, Mr. Neil Jowell has a significant ownership interest in Trencor both directly and indirectly. Mr. Neil Jowell disclaims beneficial ownership, except to the extent of his pecuniary interest therein, if any, of the shares held by EA Finance and Halco. Also includes 694 restricted share units granted on January 3, 2011 under the 2007 Plan.

(8)	Includes 1,954,839 shares are held by IKK Foundation, an affiliate of Mr. Kabbani. Also includes 694 restricted share units granted on January 3, 2011 under the 2007 Plan.

(9)	Includes 1,685,416 shares held by the Maccarone Family Partnership L.P., 67,000 shares held by the Maccarone Revocable Trust, 1,100 shares held by the Maccarone Charitable Trust, 1,000 shares held by the John Maccarone IRA Rollover and 350 shares held by the Bryan Maccarone UTMA. Also includes 130,880 restricted share units and 103,280 share options granted on October 9, 2007, 22,750 restricted share units and 16,250 share options granted on November 19, 2008 and 26,532 share restricted shares and 31,215 share options granted on November 18, 2009 under the 2007 Plan. Share options were awarded at an exercise price equal to the fair market value of our common shares on the grant date of $16.50, $7.10 and $16.97 per share on October 9, 2007, November 19, 2008 and November 18, 2009, respectively. Options awarded on October 9, 2007, November 19, 2008 and November 18, 2009 expire on October 8, 2017, November 18, 2018 and November 17, 2019, respectively.

(10)	Includes 29,778,802 shares are held by Halco. Mr. McQueen is one of our directors, a director of Halco, a protector of the Halco Trust and a member of the board of directors of Trencor. Mr. McQueen disclaims beneficial ownership, except to the extent of his pecuniary interest therein, if any, of the shares held by Halco. Also includes 694 restricted share units granted on January 3, 2011 under the 2007 Plan.

(11)	Includes 29,778,802 shares are held by Halco. Mr. Nurek is one of our directors, a protector of the Halco Trust and a member of the board of directors of Trencor. Mr. Nurek disclaims beneficial ownership, except to the extent of his pecuniary interest therein, if any, of the shares held by Halco. Also includes 694 restricted share units granted on January 3, 2011 under the 2007 Plan.

(12)	Includes 29,778,802 shares are held by Halco. Mr. van der Merwe is one of our directors and a member of the board of directors of Trencor. Mr. van der Merwe disclaims beneficial ownership, except to the extent of his pecuniary interest therein, if any, of the shares held by Halco. Also includes 694 restricted share units granted on January 3, 2011 under the 2007 Plan.

(13)	Includes 100,000 shares held by Ernest James Furtado and Barbara Ann Pelletreau, Trustees of the Furtado-Pelletreau 2003 Revocable Living Trust UDT dated November 28, 2003, 200 shares held by Ernest James Furtado as custodian for David Furtado UGMA, and 100 shares held by Ernest James Furtado as custodian for Michelle Pelletreau UGMA. Includes 35,000 restricted share units and 17,500 share options granted on October 9, 2007, 12,250 restricted share units and 8,750 share options granted on November 19, 2008, 12,792 restricted share units and 11,287 share options granted on November 18, 2009 and 10,000 restricted share units and 10,000 share options granted on November 18, 2010 under the 2007 Plan. Share options were awarded at exercise prices equal to the fair market value of our common shares on the grant dates of $16.50, $7.10, $16.97 and $28.26 per share on October 9, 2007, November 19, 2008, November 18, 2009 and November 18, 2010, respectively. Options awarded on October 9, 2007, November 19, 2008, November 18, 2009 and November 18, 2010 expire on October 8, 2017, November 18, 2018, November 17, 2019 and November 17, 2020, respectively.

(14)	Includes 52,500 restricted share units and 44,430 share options granted on October 9, 2007, 18,200 restricted share units and 19,500 share options granted on November 19, 2008, 18,997 restricted share units and 22,350 share options granted on November 18, 2009 and 15,000 restricted share units and 15,000 share options granted on November 18, 2010 under the 2007 Plan. Share options were awarded at exercise prices equal to the fair market value of our common shares on the grant date of $16.50, $7.10, $16.97 and $28.26 per share on October 9, 2007, November 19, 2008, November 18, 2009 and November 18, 2010, respectively. Options awarded on October 9, 2007, November 19, 2008, November 18, 2009 and November 18, 2010 expire on October 8, 2017, November 18, 2018, November 17, 2019 and November 17, 2020, respectively.

(15)	Includes 52,500 restricted share units and 26,250 share options granted on October 9, 2007, 18,200 restricted share units and 13,000 share options granted on November 19, 2008, 18,997 restricted share units and 16,762 share options granted on November 18, 2009 and 15,000 restricted share units and 15,000 share options granted on November 18, 2010 under the 2007 Plan. Share options were awarded at exercise prices equal to the fair market value of our common shares on the grant date of $16.50, $7.10, $16.97 and $28.26 per share on October 9, 2007, November 19, 2008, November 18, 2009 and November 18, 2010, respectively. Options awarded on October 9, 2007, November 19, 2008, November 18, 2009 and November 18, 2010 expire on October 8, 2017, November 18, 2018, November 17, 2019 and November 17, 2020, respectively.

PROPOSAL ONE

APPROVAL OF THE RE-ELECTION OF OUR CLASS III DIRECTORS

At the 2011 Annual Meeting, Shareholders will be asked to approve the re-election of each of Messrs. Neil I. Jowell, Cecil Jowell and David M. Nurek as a Class III director of the Company. In accordance with our bye-laws as currently in effect, our board of directors is elected annually on a staggered basis, with each director holding office until the annual general meeting for the year in which such director’s term expires, except in the event of his death, resignation, removal or earlier termination of his office. Our bye-laws as currently in effect provide for a classified board of directors, divided into three classes, which are designated as Class I, Class II and Class III.

Messrs. Neil I. Jowell, Cecil Jowell and David M. Nurek are designated as Class III directors, each of whom holds office until the 2011 Annual Meeting. Messrs. Messrs. James A. Owens, Isam K. Kabbani and James E. McQueen are designated as Class II directors, each of whom holds office until our 2012 annual general meeting of shareholders. John A. Maccarone, Dudley R. Cottingham, Hyman Shwiel and James E. Hoelter are designated Class I directors, each of whom holds office until our 2013 annual general meeting of shareholders. Messrs. At each such annual general meeting of shareholders, directors in the class whose term expires at that annual general meeting of shareholders are elected for three-year terms. Directors may be re-elected when their term of office expires.

The terms of the Class III directors are set to expire at the 2011 Annual Meeting. Mr. Hendrik R. van der Merwe, who is currently a Class III director and has been a director of the Company since March 2003, has informed the Company that he does not intend to stand for re-election as a director of the Company. Based upon the recommendation of the corporate governance and nominating committee of our board of directors, our board of directors has nominated Messrs. Neil I. Jowell, Cecil Jowell and David M. Nurek to stand for re-election, in each case, as a Class III director of the Company, at the 2011 Annual Meeting. Proposal One calls for a vote FOR the approval of the re-election of each of Messrs. Neil I. Jowell, Cecil Jowell and David M. Nurek as a Class III director of the Company at the 2011 Annual Meeting. If re-elected at the 2011 Annual Meeting, each of Messrs. Neil I. Jowell, Cecil Jowell and David M. Nurek will each serve for a three-year term expiring at our 2014 annual general meeting of shareholders, subject to his office being vacated earlier.

Biographical information relating to the directors under Proposal One is presented in this Proxy Statement below under “Directors and Senior Management—Directors.”

Directors and Senior Management

The following table sets forth information regarding our executive officers and directors as of April 1, 2011. One of the three classes of our board of directors is elected annually and each director holds office until the annual general meeting for the year in which his term expires, except in the event of his death, resignation, removal or earlier termination of his office. The business address of each of our executive officers is c/o Textainer Equipment Management (U.S.) Limited, 650 California Street, 16th Floor, San Francisco, California 94108, United States. The business address for each of our non-management directors is Century House, 16 Par-La-Ville Road, Hamilton HM 08, Bermuda.

As of April 1, 2011, our principal shareholder, Halco, beneficially owned approximately 60.9% of our issued and outstanding Common Shares. Accordingly, Halco has the ability to influence the outcome of matters submitted to our shareholders for approval, including the proposals to be voted on at the 2011 Annual Meeting, and may support proposals and actions with which other shareholders may disagree or which are not in such other shareholders’ interests. Halco is owned by a discretionary trust with an independent trustee in which Trencor Limited and certain of its affiliates are the sole discretionary beneficiaries. Halco is the wholly-owned subsidiary of the Halco Trust. Trencor is a South African container public company, listed on the Johannesburg Stock Exchange (“JSE”) in Johannesburg, South Africa. Trencor was founded in 1929, and currently has businesses owning, leasing and managing marine cargo containers and finance related activities. In addition, the protectors of the Halco Trust are Neil I. Jowell, the chairman of both our board of directors and the board of directors of Trencor, and Cecil Jowell, James E. McQueen and David M. Nurek, members of our board of directors and the board of directors of Trencor and Mr. Edwin Oblowitz, a member of the board of directors of Trencor. The protectors of the trust have the power, under the trust documents, to appoint or remove the trustee. The protectors cannot be removed and have the right to nominate replacement protectors. In addition, any changes to the beneficiary of the Halco Trust must be agreed to by both the independent trustee and the protectors of the trust. As indicated below, six of our eleven directors are also directors of Trencor.

Executive Officers and Directors	Age	Position
Neil I. Jowell(1)(2)(3)(4)	77	Chairman
Dudley R. Cottingham(1)(2)(3)	59	Director
James E. Hoelter(1)(2)(3)(4)	71	Director
Cecil Jowell(4)	75	Director
Isam K. Kabbani	76	Director
John A. Maccarone	66	Director, President and Chief Executive Officer
James E. McQueen(1)(4)	66	Director
David M. Nurek(2)(3)(4)	61	Director
James A. Owens	71	Director
Hyman Shwiel(1)(2)(3)	66	Director
Hendrik R. van der Merwe(4)	63	Director
Philip K. Brewer	53	Executive Vice President
Robert D. Pedersen	51	Executive Vice President
Ernest J. Furtado	55	First Vice President, Senior Vice President, Chief Financial Officer & Secretary

(1)	Member of the audit committee. Messrs. Cottingham and Shwiel are voting members and Messrs. Hoelter, Neil Jowell and McQueen are non-voting members.

(2)	Member of the compensation committee.

(3)	Member of the nominating and governance committee.

(4)	Director of Trencor, the indirect beneficiary of a majority of our share interest.

Certain biographical information about each of these individuals is set forth below.

Directors

Neil I. Jowell has served as our director and chairman since December 1993. Mr. N. Jowell also serves on the board of directors of Trencor. He has been a director of Trencor since 1966, and was appointed chairman in 1973. He is also a director of Mobile Industries (see Item 4. “Information on the Company—Organizational Structure” of the Company’s Annual Report on Form 20-F filed with the SEC on March 18, 2011 (the “2010 Form 20-F”) for an explanation of the relationship between Trencor and Mobile Industries), and has served on its board of directors since 1969. Mr. Neil Jowell has over 50 years experience in the transportation industry. He holds a M.B.A. from Columbia University and Bachelor of Commerce and L.L.B. degrees from the University of Cape Town. Mr. Neil Jowell and Mr. Cecil Jowell are brothers.

Dudley R. Cottingham has been a member of our board of directors and previously served as assistant secretary or secretary since December 1993. He has also served in the past as president of certain of our subsidiaries. Mr. Cottingham has over 30 years of experience in public accounting for a variety of international and local clients. He is a director and the audit committee chairman of Bermuda Press (Holdings) Ltd., a newspaper publishing and commercial printing company listed on the Bermuda Stock Exchange and is chairman of the listing committee of the Bermuda Stock Exchange. He has been a partner with Arthur Morris and

Company, a provider of audit and accounting services for international clients, since 1982, and has served as vice president and director of Continental Management Ltd., a Bermuda company providing corporate representation, administration and management services, since 1982 and Continental Trust Corporation Ltd., a Bermuda company that provides corporate and individual trust administration services, since 1994. He is a director of Morris, Cottingham & Co. Ltd. and their other group companies in Turks & Caicos Islands. Mr. Cottingham is a chartered accountant.

James E. Hoelter has been a member of our board of directors since December 1993 and was our president and chief executive officer from that time until his retirement in December 1998. Mr. Hoelter is a non-executive member of the board of directors of Trencor and a member of Trencor’s audit committee. He is the president of Freightmasters Associates, Inc., a company that provides consulting services for the international freight carrying industry. Mr. Hoelter received a Bachelor of Business Administration degree from the University of Wisconsin and a M.B.A. from the Harvard Business School.

Cecil Jowell has been a member of our board of directors since March 2003. Mr. C. Jowell also serves on the board of Trencor and has been an executive of Trencor for over 40 years. Mr. Cecil Jowell is also a director and chairman of Mobile Industries (See Item 4. “Information on the Company—Organizational Structure” of the 2010 Form 20-F for an explanation of the relationship between Trencor and Mobile Industries), and has served on its board since 1969. He has also served as a director and chairman of WACO International Ltd., an international industrial group previously listed on the JSE. Mr. Cecil Jowell holds a Bachelor of Commerce and L.L.B. degrees from the University of Cape Town and is a graduate of the Institute of Transport.

Isam K. Kabbani has been a member of our Board of Directors since December 1993. Mr. Kabbani is the Chairman and principal stockholder of the IKK Group, Jeddah, Saudi Arabia, a manufacturing, trading and construction group active both in Saudi Arabia and internationally. In 1959, Mr. Kabbani joined the Saudi Arabian Ministry of Foreign Affairs, and in 1960 moved to Ministry of Petroleum for a period of ten years. During this time, he was seconded to the Organization of Petroleum Exporting Countries (“OPEC”). After a period as Chief Economist of OPEC, in 1967 he became the Saudi Arabian member of OPEC’s Board of Governors. In 1970, he left the Ministry of Petroleum to establish his own business starting with National Marketing, a small trading company in specialized building materials. The IKK Group has been for the past decade consistently among the largest 35 Saudi Companies. Mr. Kabbani holds a B.A. from Swarthmore College and a M.A. in Economics and International Relations from Columbia University.

John A. Maccarone has served as our president and chief executive officer since January 1999, and has been a member of our board of directors since December 1993. Mr. Maccarone is a member of the board of directors of the Institute of International Container Lessors, a trade association for the container and chassis leasing industry, and served as its chairman from January 2006 to December 2006. Mr. Maccarone co-founded Intermodal Equipment Associates, a marine container leasing company based in San Francisco, and held a variety of executive positions with the company from 1979 until 1987, when he joined the Textainer Group as president and chief executive officer of Textainer Equipment Management Limited, now a subsidiary of our company. From 1977 through 1978, Mr. Maccarone was director of marketing based in Hong Kong for Trans Ocean Leasing Corporation, a San Francisco-based company. From 1969 to 1976, Mr. Maccarone was a marketing representative for IBM Corporation in Chicago, Illinois. From 1966 to 1968, he served as a Lieutenant in the U.S. Army Corps of Engineers in Thailand and Virginia. Mr. Maccarone holds a B.S. in Engineering Management from Boston University and a M.B.A. from Loyola University of Chicago.

James E. McQueen has been a member of our board of directors since March 2003. Mr. McQueen joined Trencor in June 1976 and has served as financial director of Trencor since April 1984. Mr. McQueen is also a director of a number of Trencor’s subsidiaries. Prior to joining Trencor, Mr. McQueen was an accountant in public practice. Mr. McQueen received a Bachelor of Commerce degree and a Certificate in the Theory of Accounting from the University of Cape Town and is a Chartered Accountant (South Africa).

David M. Nurek has been a member of our board of directors since September 2007. Mr. Nurek was appointed as an alternate director of Trencor in November 1992 and as a non-executive member of its board of directors in July 1995 and is chairman of Trencor’s remuneration and nomination committees and a member of its audit committee. Mr. Nurek is an executive of Investec Bank Limited, a subsidiary of Investec Limited, which is listed on the JSE. Investec Limited has entered into a dual listed company structure with Investec plc, which is quoted on the London Stock Exchange (collectively, the “Investec Group”). He is the regional chairman of Investec Limited’s various businesses in the Western Cape, South Africa, and is also the Investec Group’s worldwide head of legal risk. Prior to joining Investec Limited in June 2000, Mr. Nurek served as chairman of the South African legal firm Sonnenberg Hoffman & Galombik, which has since changed its name to Edward Nathan Sonnenbergs Inc. Mr. Nurek serves as a non-executive on the boards of directors of various listed and unlisted companies in South Africa and holds a Diploma in Law and a Graduate Diploma in Company Law from the University of Cape Town, and completed a Program of Instruction for Lawyers at Harvard Law School and a Leadership in Professional Services Firms program at Harvard Business School.

James A. C. Owens has served as a member of our board of directors since May 1998. Mr. Owens has served as an insurance broker and director of Foreign Business Indemnity Ltd. since 1988. He has also served as a senior consultant on international business for the Heath Lambert Group (Lloyd’s Brokers) since November 2006. Mr. Owens has been associated with us (or our predecessor companies and affiliates) since 1980, and for a time represented one of our predecessor companies as a director of the Institute of International Container Lessors. He has for many years been, and continues to be, actively involved in insurance brokerage companies and captive insurance companies. He is a member of a number of boards of directors of non-U.S. companies, including Ferrosure (Isle of Man) Insurance Company Limited, a captive insurance subsidiary of a large international public company. Mr. Owens holds a Bachelor of Commerce degree from the University of South Africa.

Hyman Shwiel has been a member of our board of directors since September 2007. Mr. Shwiel was a partner in Ernst & Young LLP for 25 years. He served during that period in various roles, including Area Managing Partner and as National Director of Enterprise and Professional Risk. Upon his retirement in 2005, he became a consultant to Ernst & Young until 2007. Mr. Shwiel holds a C.T.A. and a M.B.A. from the University of Cape Town and is a Chartered Accountant (South Africa) and a CPA.

Hendrik Roux van der Merwe has been a member of our board of directors since March 2003. He is managing director of Trencor and a director of TrenStar, Inc. Mr. van der Merwe joined Trencor in 1997 and began serving as a director of Trencor in 1998. From 1991 to 1998, Mr. van der Merwe served as deputy chairman for Waco International Ltd., an international industrial group listed on the JSE with subsidiaries listed on the Sydney and London Stock Exchanges. From 1984 to 1991, he held various senior executive positions in the banking sector in South Africa, lastly as chief executive officer of Senbank, the corporate/merchant banking arm of Bankorp Group Ltd. Prior to entering the business world, Mr. van der Merwe practiced as an attorney at law in Johannesburg, South Africa. Mr. van der Merwe holds Bachelor of Arts and L.L.B degrees in Law from the University of Stellenbosch in South Africa, and a Master of Law in Tax Law from the University of the Witwatersrand in South Africa.

Executive Officers

For certain biographical information about John A. Maccarone, see “Directors” above.

Philip K. Brewer has served as our executive vice president since January 2006. He is responsible for managing our capital structure and identifying new sources of finance for our company, as well as overseeing the management and coordinating the activities of our risk management and resale divisions. Mr. Brewer was senior vice president of our asset management group from 1999 to 2005 and senior vice president of our capital markets group from 1996 to 1998. Prior to joining our company in 1996, Mr. Brewer worked at Bankers Trust starting in 1990 as a vice president and ending as a managing director and president of its Indonesian subsidiary. From 1989 to 1990, he was vice president in corporate finance at Jardine Fleming. From 1987 to 1989, he was capital markets advisor to the United States Agency for International Development in Indonesia. From 1984 to 1987, he was an associate with Drexel Burnham Lambert, an investment banking firm. Mr. Brewer holds a B.A. in Economics and Political Science from Colgate University and a M.B.A. in Finance from Columbia University.

Robert D. Pedersen has served as our executive vice president responsible for worldwide sales and marketing related activities and operations since January 2006. Mr. Pedersen was senior vice president of our leasing group from 1999 to 2005. From 1991 to 1999, Mr. Pedersen held several positions within our company, and from 1978 through 1991, he worked in various capacities for Klinge Cool, a manufacturer of refrigerated container cooling units, XTRA, a container lessor, and Maersk Line, a container shipping line. Mr. Pedersen is a graduate of the A.P. Moller Shipping and Transportation Program and the Merkonom Business School in Copenhagen, where he majored in Company Organization.

Ernest J. Furtado has served as our first vice president, senior vice president, chief financial officer and secretary or assistant secretary since 1999. Prior to joining our company in 1991, Mr. Furtado was controller for Itel Instant Space, a container leasing company based in San Francisco, California, and manager of accounting for Itel Containers International Corporation, a container leasing company based in San Francisco, California. Mr. Furtado was also a manager of internal audit for Wells Fargo Bank and worked as a Certified Public Accountant at John F. Forbes & Co. Mr. Furtado is a Certified Public Accountant and holds a B.S. in Business Administration from the University of California at Berkeley and a M.B.A. in Information Systems from Golden Gate University.

Board Practices

Our corporate governance practices are in compliance with, and are not prohibited by, the laws of Bermuda. Therefore, we are exempt from many of the New York Stock Exchange’s (“NYSE”) corporate governance practices, other than the establishment of a formal audit committee satisfying the requirements of Rule 10A-3 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”) and notification of non-compliance with NYSE listing requirements. The practices that we follow in lieu of the NYSE’s corporate governance rules are described below.

•

We do not, and are not required under Bermuda law to, maintain a board of directors with a majority of independent directors. Currently, a majority of our directors are not independent, as that term is defined by the NYSE.

•	We are not required by Bermuda law to hold regular meetings of the board of directors at which only independent directors are present.

•

Under Bermuda law, compensation of executive officers does not need to be determined by an independent committee. We have established a compensation committee that reviews and approves the compensation and benefits for our executive officers and other key executives, makes recommendations to the board regarding compensation matters and is responsible for awarding compensation to our executive officers and other employees under our share compensation plans. The committee also has the discretion to interpret and amend the terms of, and take all other actions necessary to administer, the 2007 Share Incentive Plan. However, our compensation committee is not comprised solely of independent directors. The members of our compensation committee are Messrs. Cottingham, Hoelter, Neil Jowell, Nurek and Shwiel. Messrs. Neil Jowell, Hoelter and Nurek are directors of Trencor.

•

In accordance with NYSE rules, we have formed an audit committee responsible for the selection, retention, termination, compensation and oversight of the work of our independent auditors and evaluating our internal controls. Our audit committee need not have three members and the members need not comply with the NYSE’s standards of independence for domestic issuers. Our audit committee has five members, Messrs. Shwiel, Cottingham, Neil Jowell, McQueen and Hoelter. Messrs. Shwiel and Cottingham are voting members of the committee and are independent as that term is defined in Rule 10A-3 under the Exchange Act. The other three members are representatives of Trencor and have no voting rights.

•

We have established a nominating and governance committee, although this committee is not comprised solely of independent directors, as would be required of a domestic issuer. Our board of directors has adopted a nominating and governance committee charter.

•

Under Bermuda law, we are not required to obtain shareholder consent prior to issuing securities or adopting share compensation plans. However, we sought and received the approval of our shareholders for our 2007 Share Incentive Plan (the “2007 Plan”) on September 4, 2007 and to amend the 2007 Plan to increase the number of shares available for future issuance under the 2007 Plan on May 19, 2010. Under Bermuda law, consent of the Bermuda Monetary Authority is required for the issuance of securities in certain circumstances.

•

Under Bermuda law, we are not required to adopt corporate governance guidelines or a code of business conduct. However, we have adopted both corporate governance guidelines and a code of business conduct.

Director and Senior Management Compensation

The aggregate direct compensation we paid to our executive officers as a group (four persons) for the year ended December 31, 2010 was approximately $2.6 million, which included approximately $0.8 million in bonuses and approximately $99,000 in funds set aside or accrued to provide for health and life insurance, retirement, or similar benefits. On November 18, 2010, our executive officers as a group were also granted 40,000 share options, with an exercise price of $28.26 and an expiration date of November 17, 2020, and 40,000 restricted share units through our 2007 Plan. This amount does not include expenses we incurred for other payments, including dues for professional and business associations, business travel and other expenses. We did not pay our officers who also serve as directors any separate compensation for their directorship during 2010, other than reimbursements for travel expenses.

All of our full-time employees, including employees of our direct and indirect subsidiaries and dedicated agents and our executive officers, were eligible to participate in our 2007 Short Term Incentive Plan. Under that plan, all eligible employees received an incentive award based on their respective job classification and our return on assets and earnings per share. In 2010, each of our executive officers received 108% of his target incentive award.

The aggregate direct compensation we paid to our directors who are not officers for their services as directors as a group for the year ended December 31, 2010 was approximately $552,000. Some directors were also reimbursed for expenses incurred in order to attend board or committee meetings.

Vote Required

Approval of the re-election of each of Messrs. Neil I. Jowell, Cecil Jowell and David M. Nurek as a Class III director requires the affirmative vote of a majority of the votes cast at the 2011 Annual Meeting.

Our board of directors unanimously recommends a vote FOR

the approval of the re-election of each of Messrs. Neil I. Jowell, Cecil Jowell and

David M. Nurek as a Class III director as set forth in Proposal One.

PROPOSAL TWO

APPROVAL OF OUR ANNUAL AUDITED FINANCIAL STATEMENTS FOR THE FISCAL

YEAR ENDED DECEMBER 31, 2010

At the 2011 Annual Meeting, Shareholders will be asked to approve the Company’s annual audited financial statements for the fiscal year ended December 31, 2010, a copy of which is included in the enclosed 2010 Annual Report to Shareholders and will be laid before the Shareholders at the 2011 Annual Meeting. Proposal Two calls for a vote FOR the approval of the Company’s annual audited financial statements for the fiscal year ended December 31, 2010.

Vote Required

Adoption of Proposal Two requires the affirmative vote of a majority of the votes cast at the 2011 Annual Meeting.

Our board of directors unanimously recommends a vote FOR the approval of the Company’s annual audited financial statements for the fiscal year ended December 31, 2010 as set forth in Proposal Two.

PROPOSAL THREE

APPROVAL OF THE RE-APPOINTMENT OF KPMG LLP TO ACT AS OUR INDEPENDENT AUDITORS FOR THE FISCAL YEAR ENDING DECEMBER 31, 2011 AND THE AUTHORIZATION FOR OUR BOARD OF DIRECTORS, ACTING THROUGH OUR AUDIT COMMITTEE, TO FIX THE REMUNERATION OF OUR INDEPENDENT AUDITORS FOR THE FISCAL YEAR ENDING DECEMBER 31, 2011

At the 2011 Annual Meeting, Shareholders will be asked to approve the re-appointment of KPMG LLP, an independent registered public accounting firm, to act as the Company’s independent auditors for the fiscal year ending December 31, 2011 and the authorization for the board of directors, acting through our audit committee, to fix the remuneration of the Company’s independent auditors for the fiscal year ending December 31, 2011.

Independent Auditors Fees and Services

Our audit committee pre-approves all services provided by KPMG LLP. All of the services and fees described below were reviewed and pre-approved by our audit committee. Our audit committee has delegated to the chairman of the audit committee certain limited authority to grant pre-approvals. These decisions to pre-approve a service must be presented to the full audit committee at its next scheduled meeting.

The following is a summary of the fees billed to us by KPMG LLP for professional services rendered for the fiscal years ended December 31, 2010 and 2009:

Fee Category	2010 Fees	2009 Fees
Audit Fees	$1,069,000	$1,133,000
Tax Fees	31,000	19,000
All Other Fees	—	—

Total Fees	$1,100,000	$1,152,000

Audit Fees—Consists of fees billed for professional services rendered for the audit of our financial statements and services that are normally provided by the principal accountants in connection with statutory and regulatory filings or engagements.

Tax Fees—Consists of fees billed for professional services for tax compliance, tax advice and tax planning.

All Other Fees—Consists of fees for product and services other than the services reported above. KPMG LLP did not provide any other services to Textainer for the fiscal years ended December 31, 2010 or 2009.

Vote Required

Adoption of Proposal Three requires the affirmative vote of a majority of the votes cast at the 2011 Annual Meeting.

Our board of directors unanimously recommends a vote FOR the approval of the re-appointment of KPMG LLP, an independent registered public accounting firm, to act as the Company’s independent auditors for the fiscal year ending December 31, 2011 and the authorization for our board of directors, acting through our audit committee, to fix the remuneration of the Company’s independent auditors for the fiscal year ending December 31, 2011 as set forth in Proposal Three.

OTHER MATTERS

Our board of directors is currently unaware of any other matters to come before the 2011 Annual Meeting other than as set forth in the accompanying Notice of 2011 Annual General Meeting of Shareholders and as more specifically described in this Proxy Statement. Each Common Share represented by a properly executed proxy which is returned and not revoked will be voted in accordance with the proxyholder’s best judgment as to any other business as may properly come before the 2011 Annual Meeting.

TEXTAINER GROUP

HOLDINGS LIMITED

IMPORTANT ANNUAL MEETING INFORMATION

Electronic Voting Instructions
You can vote by Internet or telephone! Available 24 hours a day, 7 days a week!
Instead of mailing your proxy, you may choose one of the two voting methods outlined below to vote your proxy.
VALIDATION DETAILS ARE LOCATED BELOW IN THE TITLE BAR.
Proxies submitted by the Internet or telephone must be received by 1:00 a.m., Eastern Standard Time, on May 17, 2011.
Vote by Internet
• Log on to the Internet and go to
www.investorvote.com/TGH
• Follow the steps outlined on the secured website.
Vote by telephone
• Call toll free 1-800-652-VOTE (8683) within the USA, US territories & Canada any time on a touch tone telephone. There is NO CHARGE to you for the call.
Using a black ink pen, mark your votes with an X as shown in this example. Please do not write outside the designated areas.	☒	• Follow the instructions provided by the recorded message.

Annual Meeting Proxy Card

IF YOU HAVE NOT VOTED VIA THE INTERNET OR TELEPHONE, FOLD ALONG THE PERFORATION, DETACH AND RETURN THE BOTTOM PORTION IN THE ENCLOSED ENVELOPE.

A	Proposals — The Board of Directors recommends a vote FOR all the nominees listed and FOR Proposals 2 and 3.

1.	Proposal to approve the re-election of the persons listed below, nominated by the current Board of Directors, as Class III directors of the Company:				2.	Proposal to approve the Company’s annual audited financial statements for the fiscal year ended December 31, 2010.	For ☐	Against ☐	Abstain ☐
		For ☐ ☐ ☐	Against ☐ ☐ ☐	Abstain ☐ ☐ ☐
	01 - Neil I. Jowell 02 - Cecil Jowell 03 - David M. Nurek				3.

Proposal to approve the re-appointment of KPMG LLP, an independent registered public accounting firm, to act as the Company’s independent auditors for the fiscal year ending December 31, 2011 and the authorization for the Company’s board of directors, acting through the Company’s audit committee, to fix the remuneration of the Company’s independent auditors for the fiscal year ending December 31, 2011.

							☐	☐	☐
					4.	To transact such other business as may properly be brought before the 2011 Annual Meeting (including any postponement or adjournment(s) thereof).

B	Non-Voting Items
Change of Address — Please print new address below.

C	Authorized Signatures — This section must be completed for your vote to be counted. — Date and Sign Below
Please sign exactly as name appears on your share certificate(s). When shares are held by joint tenants, all should sign. When signing as an attorney, executor, administrator, trustee or guardian, please indicate in what capacity. If signing for a corporation, please provide the full corporate name as well as signature(s) and title(s) of its authorized officer(s). If signing for a partnership, please provide the full partnership name as well as signature(s) of its authorized partner(s). The signer hereby revokes all proxies heretofore given by the signer to vote at said meeting or any adjournment thereof. In his discretion, the Proxy is authorized to vote upon such other matters as may properly come before the meeting.

Date (mm/dd/yyyy) — Please print date below.	Signature 1 — Please keep signature within the box.	Signature 2 — Please keep signature within the box.

/ /

01B8MB

IF YOU HAVE NOT VOTED VIA THE INTERNET OR TELEPHONE, FOLD ALONG THE PERFORATION, DETACH AND RETURN THE BOTTOM PORTION IN THE ENCLOSED ENVELOPE.

Proxy — TEXTAINER GROUP HOLDINGS LIMITED

2011 ANNUAL GENERAL MEETING OF SHAREHOLDERS TO BE HELD MAY 17, 2011

THIS PROXY CARD IS SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS

This Proxy Card is solicited on behalf of the Board of Directors of Textainer Group Holdings Limited, a Bermuda company (the “Company”), for use only at the Company’s 2011 Annual General Meeting of Shareholders to be held on May 17, 2011 to be held at Newstead Belmont Hills Golf Resort & Spa, 27 Harbour Road, Paget, Bermuda PG02 at 9:00 a.m. (local time) and at any postponement or adjournment(s) thereof (the “2011 Annual Meeting”).

The undersigned, being a shareholder of the Company, hereby appoints John A. Maccarone, President and Chief Executive Officer of the Company, as proxy of the undersigned (the “Proxy”), with full powers of substitution, to vote on the undersigned’s behalf, all common shares, $0.01 par value per share of the Company, of the undersigned at the 2011 Annual Meeting, as designated on the reverse side of this Proxy Card.

This Proxy Card (when properly executed, returned and not revoked) will be voted in accordance with the instructions, if any, given thereon. If no instructions are provided in this Proxy Card (when properly executed, returned and not revoked) it will be voted FOR each nominee identified below to be re-elected to the Board of Directors (Proposal One), FOR each of Proposals Two and Three and in accordance with the proxyholder’s best judgment as to any other business as may properly come before the 2011 Annual Meeting.

The Board of Directors unanimously recommends a vote FOR each nominee identified below to be re-elected to the Board of Directors (Proposal One) and FOR each of Proposals Two and Three.

CONTINUED AND TO BE SIGNED ON REVERSE SIDE

SEE REVERSE SIDE